January 15, 2015

Terence O’Brien Accounting Branch Chief United States Securities and Exchange Commission Washington, D.C. 20549

Re:	Electro Rent Corporation May 31, 2014 Form 10-K filed August 12, 2014 Schedule 14A filed September 10, 2014 File No. 0-09061

Dear Ladies and Gentlemen:
Electro Rent Corporation, a California corporation (the “Company”), has written this letter in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated January 8, 2015 (the “Comment Letter”) relating to the above-referenced Annual Report on Form 10-K and Schedule 14A.
Schedule 14A, page 10
In future filings, for both annual and long-term incentive compensation, please describe how you decided individual payout amounts, including corporate and individual goals, targets and objectives. Please refer to Item 402(b)(1)(iv) and (v) and 402(b)(2)(vi) and (vii) of Regulation S-K.
Response: The Company will expand its disclosure in its future proxy statements on Schedule 14A to include disclosure of how individual payout amounts, including corporate and individual goals, targets and objectives, are decided for both annual and long-term incentive compensation.

* * * *
On behalf of the Company, I hereby confirm that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
January 15, 2015

Please do not hesitate to call me at (818) 374-6317 or our legal counsel, Lawrence M. Braun of Sheppard, Mullin, Richter & Hampton LLP, at (213) 617-4184 with any questions or further comments you may have regarding this filing or the responses above.
Sincerely,

/s/ Craig R. Jones
Craig R. Jones
Vice President and Chief Financial Officer
Electro Rent Corporation

Cc:	Lawrence M. Braun, Esq., Sheppard, Mullin, Richter & Hampton LLP
Adam Shipley, Esq., Sheppard, Mullin, Richter & Hampton LLP